

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 16412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Boston Institutional Services, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, Suite 1450
(No. and Street)

Boston	MA	02109-1803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Ward Blodgett 617-223-5604
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, D. Ward Blodgett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Institutional Services, Incorporated, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**


FEB 27 2002

Boston Institutional Services, Inc.

(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition

For the Year Ended December 31, 2001



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and
Stockholders of
Boston Institutional Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Boston Institutional Services, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

February 15, 2002

Boston Institutional Services, Inc.
(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 10,241,491
Commissions and fees receivable	1,384,715
Prepaid research	2,338,777
New York Stock Exchange membership, at cost (market value of $2,000,000)	2,000,000
Boston Stock Exchange membership at cost (market value of $30,000)	30,000
Investments	3,300
Other assets	281,150
Total assets	$ 16,279,433
Liabilities and Stockholder's Equity	
Liabilities	
Accrued research and statistical services	$ 8,029,388
Payable to affiliates	97,263
Accrued expenses and other liabilities	718,069
Total liabilities	8,844,720
Stockholder's equity	
Preferred stock, Series A, $8 noncumulative, nonvoting, nonredeemable, nonconvertible, $100 par value per share; authorized, 1000 shares; issued and outstanding, 700 shares	70,000
Preferred stock, not designated, $100 par value per share; authorized; 1000 shares; no shares issued	-
Common stock, stated value $1 per share, authorized, 7,500 shares; issued and outstanding, 5,175 shares	5,175
Additional paid-in capital	6,223,485
Retained earnings	1,136,053
Total stockholder's equity	7,434,713
Total liabilities and stockholder's equity	$ 16,279,433

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Boston Institutional Services, Inc. (the Company) is a wholly-owned subsidiary of The BISYS Group, Inc. The Company provides its customers with research and statistical services consistent with its fiduciary responsibilities under Section 28(e) of the Securities Acts Amendments of 1975 and other applicable securities and fiduciary legislation and regulations.

The Company was acquired on April 11, 2001 by The BISYS Group, Inc. (BISYS). Accounting for the effects of the purchase transaction is recorded in the books and records of BISYS. No purchase accounting adjustments are reflected in the financial statements of the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three months or less and money market mutual fund investments to be cash equivalents.

Investments

Investments include 300 NASD warrant certificates. These warrants convey the right to purchase NASDAQ shares. The carrying value of the Company's investments approximate their fair values at December 31, 2001.

Revenue Recognition

The company recognizes commission income, 12b-1 fees, and investment income on an accrual basis, as earned.

Research and Statistical Services

Recognition of research and statistical services expense by the Company is designed to reflect gross profit arrangements with each of its clients. Specifically, as commissions are earned, liabilities for research and statistical services expenses are accrued. Conversely, if research and statistical services expenses are incurred prior to the generation of commissions, they are recorded as prepaid research.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company. Based on a tax-sharing agreement, BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $600,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Lease of Exchange Seat

In October 2001, the Company renewed its one-year agreement with a floor broker to lease its New York Stock Exchange seat. Lease income for the year ended December 31, 2001, totaled $265,833. Minimum future lease income is $228,000 through October 15, 2002 at which time the terms of the lease may be renegotiated and extended.

5. Net Capital Requirements

As a member of the Exchange, the Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital under the Rule of $2,618,934, which was $2,029,286 in excess of its minimum required net capital of $589,648. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 3.38 to 1.

6. Related-Party Transactions

During the fiscal year ended December 31, 2001, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services BISYS charges the Company an administrative service fee for these services. As of December 31, 2001 a balance was payable to BISYS of $97,263 for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.